UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Keurig Green Mountain, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

49271M 100

(CUSIP Number)

Luigi Lavazza S.p.A.

Corso Novara, 59

10154 Torino, Italy

Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49271M 100	13D

1	NAMES OF REPORTING PERSONS Luigi Lavazza S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 9,934,256 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 9,934,256 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,934,256 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5.)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 49271M 100	13D

1	NAMES OF REPORTING PERSONS Alberto Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 9,934,256 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 9,934,256 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,934,256 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 49271M 100	13D

1	NAMES OF REPORTING PERSONS Emilio Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 9,934,256 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 9,934,256 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,934,256 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

Preamble

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by Luigi Lavazza S.p.A. (“Lavazza”), Alberto Lavazza S.a.p.A. and Emilio Lavazza S.a.p.A. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on September 10, 2012, as previously amended (the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Keurig Green Mountain, Inc. (formerly known as Green Mountain Coffee Roasters, Inc., the “Issuer”). Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.

Items 4-7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

As previously disclosed, Lavazza intended to continue to sell shares of Common Stock and expected, as a result of such sales, to cease to own in excess of five percent of the Common Stock outstanding. On February 4, 2015, Lavazza sold an aggregate of 499,739 shares of Common Stock in open market transactions on Nasdaq. From February 17, 2015 through February 19, 2015, Lavazza sold an additional aggregate of 271,588 shares of Common Stock in open market transactions on Nasdaq. On February 21, 2015, Lavazza entered into a Stock Repurchase Agreement (the “Repurchase Agreement”) with the Issuer providing for the sale by Lavazza to the Issuer of 5,231,991 shares of Common Stock at an aggregate purchase price of $623,569,092.14, or $119.18 per share, representing a 3% discount to the closing price of the Common Stock on February 20, 2015. Upon completion of this sale, which is subject to customary closing conditions and deliverables and is expected to occur on or prior to March 3, 2015, Lavazza will own approximately 3.0% of the outstanding Common Stock (after giving effect to the sale and the reduction of the shares so repurchased from those understood to be outstanding as described in Item 5 below). The Repurchase Agreement is attached to this Amendment as Exhibit 7 and is incorporated herein by reference.

In connection with the execution of the Repurchase Agreement, Lavazza and the Issuer entered into a Third Amendment to the Common Stock Purchase Agreement, dated as of February 21, 2015 (the “Third Amendment”), that further amended the SPA to eliminate, effective upon the closing of the repurchase under the Repurchase Agreement, Lavazza’s preemptive right to purchase additional shares of Common Stock from the Issuer in connection with future issuances of stock by the Issuer. The Third Amendment is attached to this Amendment as Exhibit 8 and is incorporated herein by reference.

Lavazza has not determined if it will sell any additional shares of Common Stock at this time. Lavazza intends to continue to review its investment, its needs for capital for other transactions and market conditions generally and for shares of Common Stock and may from time to time purchase or sell additional shares of Common Stock, to the extent permitted by the SPA, as amended.

Item 5. Interest in Securities of the Issuer

(a-c)	On February 4, 2015, Lavazza sold an aggregate of 499,739 shares of Common Stock for an aggregate price of approximately $62,081,926 in open market transactions on Nasdaq. From February 17, 2015 through February 19, 2015, Lavazza sold an additional aggregate of 271,588 shares of Common Stock for an aggregate price of approximately $32,157,724 in open market transactions on Nasdaq. Attached as Annex A to this Amendment is a table setting forth certain information with respect to the sales effected on February 4, 2015 and from February 17, 2015 through February 19, 2015. As a result of such sales, as of the date hereof, Lavazza directly holds, and has beneficial ownership of, 9,934,256 shares of Common Stock. As a result of their collective control of Lavazza, the Lavazza Shareholders may be deemed to share beneficial ownership of the shares held by Lavazza. The 9,934,256 shares of Common Stock so beneficially owned represent approximately 6.1% of the currently outstanding Common Stock (based on the 161,675,100 shares of Common Stock reported by the Issuer to be outstanding as of January 29, 2015 in its Form 10-Q filed on February 4, 2015). Subject to the limitations on voting and disposition described in the Schedule 13D, Lavazza and the Lavazza Shareholders may be deemed to share the power to vote and to dispose the shares of Common Stock reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As more fully described above, Lavazza is party to the Repurchase Agreement and the Third Amendment.

Item 7. Material to Be Filed as Exhibits

Exhibit 7

Stock Repurchase Agreement, dated as of February 21, 2015, by and between Keurig Green

Mountain, Inc. and Lavazza S.p.A., incorporated by reference to the Form 8-K filed by Keurig Green Mountain, Inc. on February 23, 2015.

Exhibit 8	Third Amendment to the Common Stock Purchase Agreement, dated as of February 21, 2015, by and between Keurig Green Mountain, Inc. and Lavazza S.p.A., incorporated by reference to the Form 8-K filed by Keurig Green Mountain, Inc. on February 23, 2015.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2015

LUIGI LAVAZZA S.p.A.

By: /s/ Antonio Baravalle
Title: Chief Executive Officer

ALBERTO LAVAZZA S.A.P.A.

By: /s/ Alberto Lavazza
Title: Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By: /s/ Giuseppe Lavazza
Title: Personally Responsible Partner

Annex A

Sales of Common Stock on February 4, 2015 and from February 17, 2015 through February 19, 2015

Set forth below is information regarding the sales of Common Stock by Lavazza on February 4, 2015 and from February 17, 2015 through February 19, 2015. These sales were effected as multiple open market sales executed by a broker-dealer on Lavazza’s behalf. In accordance with SEC guidance, the sale transactions are aggregated within price ranges for purposes of calculating the weighted average sale price for each range.

Date	Number of Shares	Weighted Average Price per Share
2/4/15	130,681	$123.49[1]
2/4/15	339,126	$124.41[2]
2/4/15	27,621	$125.34[3]
2/4/15	2,311	$126.00[4]
2/17/15	115,967	$118.21[5]
2/18/15	123,227	$118.13[6]
2/19/15	32,394	$120.19[7]

The Reporting Persons will provide to the staff of the SEC, upon request, information regarding the number of shares sold at each separate price on the dates set forth above.

1 Represents shares sold at prices ranging from $123.00 to $123.99 per share.

2 Represents shares sold at prices ranging from $124.00 to $124.99 per share.

3 Represents shares sold at prices ranging from $125.00 to $125.97 per share.

4 Represents shares sold at prices ranging from $126.00 to $126.03 per share.

5 Represents shares sold at prices ranging from $118.00 to $118.59 per share.

6 Represents shares sold at prices ranging from $118.00 to $118.52 per share.

7 Represents shares sold at prices ranging from $120.00 to $120.54 per share.